MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, August 8, 2024
Mrs.
Solange Bernstein Jáuregui
President
Financial Market Commission
Av. Libertador Bernardo O'Higgins 1449
Present

Ref.: Communicates MATERIAL FACT

From my consideration:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and General Rule No. 30, duly authorized for this purpose, I inform you of the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM", the “Company”):

1With this date and in accordance with the requirements of General Rule No. 501 issued by the Financial Market Commission, with the favorable ruling of the Committee of Directors, the Board of Directors of LATAM as of today agreed to amend the regular operations policy of LATAM (the “LATAM Regular Operations Policy”), which accordingly to the referred rule, will become applicable from September 1, 2024.

2The full and updated text of the LATAM Regular Operations Policy is published on the Company's website, under section Governance Guidelines in the Governance section (https://www.latamairlinesgroup.net/static-files/5492388e-8342-4fbc-8a0c-9adab3116c49). Likewise, copies of the policy are available to interested parties at the Company's offices, located at Avenida Presidente Riesco N°5711, floor 20, commune of Las Condes, Santiago.

Without any other particular regards,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.: - Santiago Stock Exchange
- Chilean Electronic Stock Exchange, Stock Exchange